UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Sesen Bio, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

817763105

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 3, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,879,344
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,879,344
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,879,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,641,865
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,641,865
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,641,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

JEC II Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,379,839
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,379,839
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,379,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

The K. Peter Heiland 2008 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

Michael Torok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,404,839
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,404,839
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,404,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 817763105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,879,344 Shares directly owned by the Radoff Foundation is approximately $1,014,823, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 6,762,521 Shares directly owned by Mr. Radoff is approximately $3,570,351, including brokerage commissions.

The Shares purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 6,379,839 Shares owned directly by JEC II is approximately $4,393,902, including brokerage commissions.

The Shares purchased by the Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,000,000 Shares owned directly by the Trust is approximately $676,460, including brokerage commissions.

The Shares directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,025,000 Shares directly owned by Mr. Torok is approximately $615,522, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 3, 2023, the Reporting Persons issued a press release (the “Press Release”) reiterating their intent to vote against the Issuer’s proposed merger with CARISMA Therapeutics Inc. (“Carisma”). The Reporting Persons expressed their belief that the December 29, 2022 amendment to the merger agreement does not adequately return value to the Issuer’s stockholders, and that stockholders would be better served by the Issuer terminating the merger and returning cash and a contingent value right to stockholders. A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On January 5, 2023, the Reporting Persons issued an open letter (the “Open Letter”) to the Board of Directors of the Issuer (the “Board”) regarding their intent to vote against the proposed Carisma merger. The Reporting Persons reiterated their belief that it is in the best interest of the Issuer’s stockholders, the true owners of the Issuer, to terminate the merger agreement. Short of that, the Reporting Persons called on the Board to minimize all expenses and hold a stockholder vote on the merger as soon as possible, which the Reporting Persons will view as a referendum on the Board’s stewardship. The Reporting Persons also urged the Board to make certain additional information available to stockholders, including an updated fairness opinion on Carisma’s valuation that includes a detailed explanation justifying the Issuer’s investment in Carisma at a seemingly absurd valuation despite the massive decline in comparable company valuations that were included in the original fairness opinion. A copy of the Open Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

7

CUSIP No. 817763105

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 202,757,012 Shares outstanding as of November 11, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Amended Registration Statement on Form S-4 filed with the Securities and Exchange Commission on November 22, 2022.

A.	The Radoff Foundation
(a)	As of the date hereof, the Radoff Foundation beneficially owns directly 1,879,344 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,879,344
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,879,344
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff beneficially owns directly 6,762,521 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 1,879,344 Shares owned by the Radoff Foundation.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 8,641,865
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,641,865
4. Shared power to dispose or direct the disposition: 0
C.	JEC II
(a)	As of the date hereof, JEC II beneficially owns directly 6,379,839 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 6,379,839
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,379,839
4. Shared power to dispose or direct the disposition: 0

8

CUSIP No. 817763105

D.	The Trust
(a)	As of the date hereof, the Trust beneficially owns directly 1,000,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000,000
4. Shared power to dispose or direct the disposition: 0

E.	Mr. Torok
(a)	As of the date hereof, Mr. Torok beneficially owns directly 1,025,000 Shares. As the Manager of JEC II and the Trustee of the Trust, Mr. Torok may be deemed to beneficially own the (ii) 6,379,839 Shares owned by JEC II and (iii) 1,000,000 Shares owned by the Trust.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 8,404,839
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,404,839
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 17,046,704 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 8.4% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)	Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.
Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated January 3, 2023.
99.2	Open Letter, dated January 5, 2023.

9

CUSIP No. 817763105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2023

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

JEC II Associates, LLC

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Manager

The K. Peter Heiland 2008 Irrevocable Trust

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Trustee

/s/ Michael Torok
Michael Torok

10

CUSIP No. 817763105

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

THE RADOFF FAMILY FOUNDATION

Purchase of Common Stock	235,000	0.5216	12/02/2022
Purchase of Common Stock	357,800	0.5365	12/06/2022
Purchase of Common Stock	136,544	0.5373	12/07/2022
Purchase of Common Stock	150,000	0.5381	12/12/2022

BRADLEY L. RADOFF

Purchase of Common Stock	75,000	0.5383	12/05/2022
Purchase of Common Stock	50,000	0.5298	12/08/2022
Purchase of Common Stock	95,656	0.5352	12/09/2022
Purchase of Common Stock	41,765	0.5885	01/03/2023

JEC II ASSOCIATES, LLC

Purchase of Common Stock	500,000	0.5452	12/05/2022
Purchase of Common Stock	128,001	0.5274	12/09/2022
Purchase of Common Stock	76,838	0.5292	12/12/2022

MICHAEL TOROK

Purchase of Common Stock	200,000	0.4719	12/05/2022